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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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SEC FILE NUMBER
8- 35609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sausley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Enterprise #644
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra K. Sausley
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSR, LLP (Thomas G. Richards, CPA)
(Name – *if individual, state last, first, middle name*)

715 Clear Lake Road (Address) Clear Lake Shores, (City) Texas (State) 77565 (Zip Code)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sandra K. Sausley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sausley Securities, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLGA FLORES
Notary Public
State of Texas
Comm. Expires 02-22-2011

Olga Flores

Notary Public

Sandra Sausley

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAUSLEY SECURITIES, INC.

AUDIT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2007

THOMAS G. RICHARDS, CPA
MSR, LLP.
715 Clear Lake Road
Clear Lake Shores, Texas 77565
281 535 0515

TABLE OF CONTENTS

MSR, LLP, CERTIFIED PUBLIC ACCOUNTANTS
Thomas G. Richards, CPA

715 Clear Lake Road ◊ Clear Lake Shores, Texas 77565 ◊ 281 535 0515; Fax 281 334 6215

Independent Auditor's Report

Board of Directors
Sausley Securities, Inc.

We have audited the accompanying statement of financial condition of Sausley Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sausley Securities, Inc., as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

Thomas G. Richards, CPA

MSR LLP
February 28, 2008

SAUSLEY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS:		
Cash	6,094	
Marketable Securities Aim Funds (at market)	79,585	
Marketable Securities NASDAQ (at market)	4,949	
Deferred Income Taxes	926	
TOTAl ASSETS		**91,554**
LIABILITIES & STOCKHOLDER'S EQUITY:		
Current Liabilities:		
Accounts Payable	1,450	
Accrued Income Taxes	6,347	
Total Current Liabilities		**7,797**
STOCKHOLDER'S EQUITY:		
Common Stock, no par value, 10,000 shares authorized, 1,400 shares issued and outstanding	7,000	
Retained Earnings	76,757	
TOTAL STOCKHOLDER'S EQUITY		**83,757**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		91,554

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUE:		
Commissions	5,123	
Unrealized Gain on Securities	2,262	
Proceeds from NASDAQ Special Member	35,000	
Dividends	612	
Long Term Capital Gains	3,572	
Short Term Capital Gains	437	
Long Term Capital Loss	(1,727)	
TOTAL REVENUES		**45,279**
EXPENSES:		
Operating	1,265	
Regulatory Fees & Expenses	318	
Professional Fees	1,450	
TOTAL EXPENSES		**3,033**
PROFIT BEFORE INCOME TAXES		**42,246**
PROVISION FOR FEDERAL INCOME TAXES:		
Current		6,347
Deferred		926
NET FEDERAL INCOME TAXES		**5,421**
NET PROFIT		**36,825**

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2007

	Common Stock	Retained Earnings	Total
Balance at January 1, 2007	7,000	43,932	**50,932**
Net Profit		36,825	**36,825**
Less Dividends		(4,000)	**(4,000)**
Balance December 31, 2007	**7,000**	**76,757**	**83,757**

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
December 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES	
Net Profit	**36,825**
Adjustments to reconcile to net cash provided by operating activities	
(Increase) in Deferred Income Taxes	(926)
Increase in Accounts Payable	200
Increase in Income Taxes Payable	6,337
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**42,436**
CASH FLOWS PROVIDED (USED) FROM INVESTING ACTIVITIES	
New Investments	(35,000)
Reinvested income on securities and unrealized gain	(2,741)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	**(37,741)**
Dividends Paid	**(4,000)**
NET INCREASE IN CASH	**695**
CASH AT BEGINNING OF YEAR	**5,399**
CASH AT END OF YEAR	**6,094**

The accompanying notes are an intergal part of these financial statements

Sausley Securities, Inc.
Notes to Financial Statements
December 31, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sausley Securities, Inc. was incorporated December 6,1985. Since January 1988 the Company has operated as an Introducing Broker/Dealer. As such, the Company solicits sales of mutual fund shares. The Company operates in the Houston, Texas area.

All trades are carried on the books of the mutual fund whose shares are traded on a fully disclosed basis.

Method of Reporting

The Company has adopted the method of reporting as set forth by the American Institute of Certified Public Accountants in the Industry Guide Audits of Brokers and Dealers in Securities.

Revenues and Expenses

Commission revenues and expense and the related receivable or liability is recorded as of trade date. Investment income is recorded when earned.

Marketable Securities

Marketable Securities are valued at market value. The resulting difference between cost and market is included in income. Marketable securities consist of AIM Mutual Fund and NASDAQ shares. Unrealized gains on these investments are $2,262. During the year management made new investments in various Aim Funds in the amount of $35,000. Management follows the practice of reinvesting its dividends, and capital gains in the various funds.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 96, which was adopted by the Company on January 1. 1989 and reflects accounting standards under SFAS No. 109, "Accounting for Income Taxes, " which superseded APB Opinion No. 11, SFAS No. 96, and numerous related interpretations and amendments and was effective for years beginning after December 15, 1992.

These notes are an integral part of the financial statements

NOTE B – INCOME TAXES

The Company accrued $6,347 for Federal income taxes and deferred $926 of taxes for 2007. The company used all the prior year's net operating losses of $2,738 to offset current taxes.

NOTE C – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company was not liable on any notes or borrowings that were subordinated to claims of general creditors.

NOTE D – LOANS FROM STOCKHOLDERS

There were no loans to or from stockholders at December 31, 2007

NOTE E- SPECIAL NASDAQ PAYMENT

On July 31, 2007, the Company received a "Special Member Payment of $35,000 from NASDAQ as a result of the consolidation of NASD and NYSE member regulation. This payment was a one- time payment and was treated as ordinary income and an allowed asset.

NOTE F- DIVIDENDS

The Company properly declared a $4,000 dividend to its only shareholder Sandra Sausley. This dividend was paid on May 21, 2007.

These notes are an integral part of the financial statements.

SAUSLEY SECURITIES, INC.
Computation of Net Capital Under Rule 15C3-1
Of the Securities and Exchange Commission
As of December 31, 2007

Total stockholder's equity qualified for net capital	83,757
Net capital before haircuts on securities positions	83,757
Haircuts on securities positions:	
Other Securities	12,680
Net Capital	71,077
Net Capital required by Rule 15C3-1(a)(2)	5,000
Excess Net Capital	66,077

Note:

There are no material differences between this statement and the amended Focus Report filed by Sauslet Securities, Inc. on February 28, 2008 and therefore no reconciliation was prepared.

SAUSLEY SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 AND COMPUTATION FOR
DETERMINATION OF THE RESERVE REQUIRED UNDER
EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2007

Schedule I

No reconciliation is included as Sausley Securities, Inc. is exempted from Rule 15c3-3, as the Company does not maintain customer accounts and does not handle securities.

Schedule II

The accompanying notes are an integral part of these financial statements

MSR, LLP, CERTIFIED PUBLIC ACCOUNTANTS
Thomas G. Richards, CPA

715 Clear Lake Road ◊ Clear Lake Shores, Texas 77565 ◊ 281 535 0515; Fax 281 334 6215

Board of Directors
Sausley Securities, Inc.

In planning and performing the audit of the financial statements of Sausley Securities, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with their requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Pubic Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas G. Rickards, CPA

MSR LLP
February 28, 2008

END